KRAMER LEVIN NAFTALIS & FRANKEL LLP


                                       January 17, 2006


VIA EDGAR
---------

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
Attention:  Jeffrey B. Werbitt
            Attorney-Advisor


            Re:   Secured Income L.P.
                  Schedule 14D-9
                  Filed December 15, 2005
                  File No. 005-54251
                  -----------------------

Dear Mr. Werbitt:

            We acknowledge receipt of the staff's comment letter dated as of December 28, 2005 in connection with the above-referenced filing on behalf of our client, Secured Income L.P. ("Secured Income"). For ease of reference, the staff's comments have been reproduced along with the responses. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs of the comment letter.

Item 4. The solicitation or Recommendation. page 1
--------------------------------------------------

1.    Comment:    We note your disclosure that"[t]he sale of the Properties
is currently being negotiated" and state that the highest offers for the Westmont Property and the Fieldpointe Property are $85,000,000 and $25,000,000, respectively. Please revise to elaborate on the status of the process of your properties and your plan for liquidation. For example, please clarify whether you are currently negotiating the sale of all of your properties and disclose the status of each negotiation. The information you disclose should be sufficient to assess status of the sales process and current likelihood that the properties will be purchased. Also, please quantify the number of bona fide bids that you have received for each property and discuss the status of the negotiations with the bidders, including whether any firm offers or terms sheets have been received. Also, assuming that Secured Income is successful in selling its properties, advise whether you have a definitive plan to liquidate the partnership and the anticipated timing of liquidation. If liquidating is contingent upon specific events, please disclose.

KRAMER LEVIN NAFTALIS & FRANKEL LLP


Securities and Exchange Commission
January 17, 2006
Page 2

      Response:

      Secured Income has revised the Schedule 14D-9 in response to this comment. Please see Item 4 of Amendment No. 1 to Schedule 14D-9.

      While Secured Income has provided additional disclosure in response to the staff's comment, Secured Income respectfully submits that revealing the total number of bids that Secured Income has received for each Property would adversely affect the competitive bidding for the Properties and that such disclosure would not be in the best interest of the Unit holders and the Partnership. Accordingly, Secured Income has omitted this information in the Amendment No. 1 to Schedule 14D-9.

2.    Comment:    Please disclose all assumptions made in calculating an
estimated liquidation value of $55.00 per Unit, including the assumed sales prices of your properties, the forecasted asset and liability balances and estimated closing costs and transfer taxes.

      Response:   Secured Income has revised the Schedule 14D-9 in response
to this comment.  Please see Item 4 of Amendment No. 1 to Schedule 14D-9.

3.    Comment:    We note that "certain approvals maybe required from the
lenders and others." Please revise to disclose anticipated approvals and the anticipated timing of the approvals.

      Response:   Secured Income has revised the Schedule 14D-9 in response
to this comment.  Please see Item 4 of the Amendment No. 1 to Schedule 14D-9.

4.    Comment:    We refer you to page 5 and the discussion of "Future
Distributions," "Proration," "Tax consequences" and the "conditions of the offer." Please expand your disclosure to more clearly explain how these factors support your recommendation not to tender Units in this Offer.

      Response:   In bringing these matters to the attention of the Unit
holders, Secured Income does not imply that they constitute considerations against tendering in the Offer. The Schedule 14D-9 has been clarified to this effect. Please see Item 4 of Amendment No. 1 to the 14D-9.

Closing
-------

      In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

      o The filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

KRAMER LEVIN NAFTALIS & FRANKEL LLP


Securities and Exchange Commission
January 17, 2006
Page 3



      o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

      o the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Secured Income has enclosed an Acknowledgment to the SEC in response to this comment.

      If you have any questions or comments regarding the responses set forth herein, please do not hesitate to call me at (212)715-9280.



                                    Very truly yours,


                                    /s/ Abbe L. Dienstag
                                    ---------------------------
                                    Abbe L. Dienstag

                                 ACKNOWLEDGEMENT

      Reference is made to the filing with the Securities and Exchange Commission (the "Commission") by Secured Income L.P. ("Secured Income") of a
Schedule 14D-9, filed on December 15, 2005, in response to an offer to purchase Units of Secured Income L.P., File No. 005-54251. In this connection, the undersigned hereby acknowledges the following:

      o the undersigned is responsible for the adequacy and accuracy of the disclosure in the filing;

      o staff comments or changes to the disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

      o the undersigned may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Dated: January 17, 2006

SECURED INCOME L.P.
By: Wilder Richman Resources Corporation, a general partner


By: /s/ Richard P. Richman
   -------------------------------
Name:  Richard P. Richman
Title: President